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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



           ----------------------------------------------------------
                       Dispatch Management Services Corp.
                                (Name of Issuer)

           ----------------------------------------------------------
                                  Common Stock
                         (Title of Class of Securities)

                                    254927106
           ----------------------------------------------------------

                                 (CUSIP Number)
                               Bruce Gordon Morgan
                     c/o Dispatch Management Services Corp.
                         1981 Marcus Avenue, Suite C131
                             Lake Success, NY 11042
                                 (516) 326-9810
           ----------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 1999
           ----------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  254927106                    13D             Page  1   of   2   Pages
                                                             ---      ---

 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bruce Gordon Morgan
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [     ]

                                                               (b)  [     ]
--------------------------------------------------------------------------------

 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*
        PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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                            7          SOLE VOTING POWER
        NUMBER OF                      791,775
         SHARES             ----------------------------------------------------
      BENEFICIALLY          8          SHARED VOTING POWER
        OWNED BY                       42,525
          EACH              ----------------------------------------------------
        REPORTING           9          SOLE DISPOSITIVE POWER
         PERSON                        791,775
          WITH              ----------------------------------------------------
                           10          SHARED DISPOSITIVE POWER
                                       42,525
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        834,300

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



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Item 1.  SECURITY AND ISSUER.

         (a) The class of equity securities to which this Statement on Schedule 13D relates is Common Stock, par value of $.01 per share ("Common Stock"), of Dispatch Management Services Corp., a Delaware corporation (the "Company").

         (b) The principal executive office of the Company are located at 1981 Marcus Avenue, Suite C131, Lake Success, New York 11042.

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by the following person (the "Filer"):

         (1)      Bruce Gordon Morgan, an individual.

         The occupation and business address for the Filer is as follows:

         Bruce Gordon Morgan, Chief Operating Officer, c/o Dispatch Management Services Corp., 1981 Marcus Avenue, Suite C131, Lake Success, NY 11042.

         During the past five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Filer is a citizen of Australia.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filer acquired 750,000 of the shares of the Company's Common Stock at the time that the Company and Casselan Pty, Ltd. ("Casselan") agreed that the Company would issue those shares in exchange for the cancellation of debt in the amount of $2,250,000 owed by the Company to Casselan. Mr. Morgan did not pay any additional amount for those shares. The Company incurred the debt to Casselan in connection with the its acquisition of the business of Casselan on August 25, 1998. Casselan instructed the Company to issue the shares covered by this agreement to Bruce Morgan, who owns 52.5% of Casselan's shares.

Item 4.  PURPOSE OF TRANSACTION.

         On December 16, 1999, Casselan and the Company agreed that the Company would issue 750,000 shares of its Common Stock in exchange for the cancellation of $2,250,000 owed by the Company to Casselan, a corporation in which Mr. Morgan owns 52.5% of the shares . The


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Company incurred this debt in connection with the Company's acquisition of the business of Casselan on August 25, 1998.

Mr. Morgan is an executive officer of the Company. Therefore, he, together with the other executive officers and the board of directors of the Company, continuously review the Company's business affairs and financial condition and consider strategic alternatives that would maximize stockholder value. Other than as a part of his responsibilities as an executive officer of the Company and as discussed below, Mr. Morgan has no plans or proposals which relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of this Item 4. As an executive officer of the Company, Mr. Morgan is eligible to receive grants of options and other awards under the Company's 1997 Stock Incentive Plan, as amended (the "Plan"). Mr. Morgan may, and reserves the right to, acquire additional shares of the Company's common stock, either through the exercise of stock options or the receipt of awards under the Plan or through one or more privately negotiated transactions, on the open market or otherwise. In addition, Mr. Morgan may, and reserves the right to, dispose of shares of the Company's common stock that he owns. In each case, Mr. Morgan expects to make decisions to acquire for his own account or dispose of his shares of the Company's common stock based upon his evaluation of the Company's business and prospects and upon future developments (including, but not limited to, performance of the Company, the availability of funds, future opportunities, money and stock market conditions, general economic conditions and his own personal financial circumstances).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Morgan beneficially owns an aggregate of 834,300 of common stock, which constitutes approximately 6.5% of the outstanding shares of common stock as of July 5, 2000. Mr. Morgan has previously not been subject to an obligation to file a Schedule 13D with respect to common stock.

                  Included in the number of shares as to which Mr. Morgan has sole beneficial ownership are 42,525 shares of common stock which are held through Hawkstone Enterprises Pty. Ltd. ("Hawkstone"), an Australian company and affiliate of Casselan, a company controlled by Mr. Morgan. Mr. Morgan is a 52.5% shareholder of Hawkstone.

         (b) Mr. Morgan has sole voting and dispositive power with respect to 791,775 shares of common stock. Mr. Morgan also has sole voting and dispositive power with respect to 37,500 shares which underly vested options.

                  Mr. Morgan has shared voting and dispositive power with respect to 42,525 shares of common stock owned by Hawkstone.

         (c)      None.

         (d)      N/A



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         (e)      N/A

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         [None.]



              (the remainder of this page intentionally left blank)


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Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.


                                                     /s/ Bruce Gordon Morgan
                                                     -------------------------
                                                     Bruce Gordon Morgan